Exhibit 16.01
August 26, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K/A dated June 30, 2005, of Transmeta Corporation and are in agreement with the statements contained in the second paragraph, the second sentence of the third and fourth paragraphs, the first and second sentence of the fifth paragraph, the sixth, seventh and eighth paragraphs, and the first sentence of the ninth paragraph, on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in paragraph 8 on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.

/s/ Ernst & Young LLP